Exhibit 21.1

SUBSIDIARIES

	Subsidiary	State of Jurisdiction
1.	Neos Therapeutics, LP	Texas
2.	Neos Therapeutics Brands, LLC	Delaware
3.	Neos Therapeutics Commercial, LLC	Delaware
4.	PharmaFab Texas, LLC	Texas